Western Wind Energy Corp.

632 Foster Avenue	Telephone: 604.839.4192
Coquitlam, BC V3J 2L7	Facsimile: 604.939.1292

www.westernwindenergy.com

N E W S R E L E A S E

December 15, 2005

Toronto Stock Exchange (Venture) Symbol: “WND”
Issued and Outstanding: 18,055,603

PURCHASE OF 15 MEGAWATTS OF WIND TURBINES

Western Wind Energy Corporation is pleased to announce that it has executed an agreement with Mitsubishi Power Systems, Inc., to purchase 15 – one megawatt MHIA 1000A wind turbine generators. Delivery is scheduled for October, 2006 and will be installed pursuant to our Power Sales Agreement with Arizona Public Service.

Western Wind Energy is pleased to have procured wind turbine generators for 2006 delivery for what is going to be the first ever wind energy project in the State of Arizona.

The contents of this transaction are to remain confidential however, the purchase price is over US $15 million.

During the past year, Western Wind Energy has executed over $800 million of power sales agreements totaling 159.5 megawatts from the sale of wind energy electrical generation, to three separate utilities. The Company was the first to execute a “wind” PPA in the Province of New Brunswick, Canada, the first to execute a “wind” PPA in the State of Arizona, and in California, is expanding from management’s 24-year continuous operating history in the Tehachapi Pass.

Western Wind Energy Corporation is in the business of acquiring suitable land sites, capital and technology for the production of electricity from wind energy. It conducts its operations through its wholly owned subsidiaries in Arizona, California and, in Canada, in the province of New Brunswick. Management of the Company includes individuals involved in the operations and ownership of utility scale wind energy operations in California since 1981.

ON BEHALF OF THE BOARD OF DIRECTORS

“SIGNED”

Jeffrey J. Ciachurski

President

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.

Certain statements included herein are “forward-looking statements” as defined by the Private Securities Litigation Reform Act of 1995. Management cautions that forward-looking statements are not guarantees and that actual results could differ materially from those expressed or implied in the forward-looking statement. Important factors that could cause the actual results of operations or financial condition of the Company to differ include, but are not necessarily limited to, the risks and uncertainties discussed in documents filed by the Company with the Securities and Exchange Commission.